UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2023

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 22, 2023, Oculis Holding AG (the “Company”) issued a press release announcing positive topline results from Stage 1 of the DIAMOND Phase 3 trial in Diabetic Macular Edema with OCS-01 eye drops and held a conference call. Topical OCS-01 met the primary and secondary endpoints in Stage 1 with robust statistical significance. The primary endpoint was mean change in BCVA compared to baseline at Week 6. OCS-01 showed a statistically significant improvement in BCVA over baseline compared to vehicle (OCS-01: 7.2 letters vs vehicle: 3.1 letters, p=0.007). This effect was sustained to Week 12 with statistical significance (OCS-01: 7.6 letters vs vehicle: 3.7 letters, p=0.016). The Company also observed a higher percentage of patients in the OCS-01 group who achieved >15-letter improvement in BCVA from baseline vs vehicle at Week 6 (OCS-01: 25.3% vs vehicle: 9.8%, p=0.015), which was sustained to Week 12 (OCS-01: 27.4% vs vehicle 7.5%, p=0.009). The effect on retinal thickness was also observed with a statistically significant decrease in CST at Week 6 vs baseline in the OCS-01 treatment arm (OCS-01: -63.6 µm vs vehicle: +5.5 µm, p<0.0001). The decrease in retinal thickness persisted to Week 12 (-61.6 µm vs -16.0 µm, p=0.004). OCS-01 was well tolerated, with no unexpected adverse events observed. The OCS-01 development program will continue as planned with Stage 2 which includes two global trials, each enrolling approximately 350-450 patients. The Company expects to begin Stage 2 of the DIAMOND trial in the second half of this year. Enclosed hereto are copies of the press release and related investor presentation, which is also available on the Company’s website.

The information contained in this Form 6-K, including Exhibits 99.1 and 99.2, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated May 22, 2023

99.2	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: May 22, 2023	By:	/s/ Sylvia Cheung
Sylvia Cheung Chief Financial Officer